Exhibit 99.1

NEWS RELEASE
January 22, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN PROVIDES 2012 REVIEW AND 2013 EXPLORATION PROGRAM PLANS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to provide a summary of its 2012 exploration activities and outline its plans for 2013. In 2010 the Company discovered the Ixtaca gold-silver zone on its 100% owned Tuligtic project, Mexico and since this time, including 2012, the bulk of the Company’s efforts have been focussed on the on-going Tuligtic project drill program. Nevertheless generative exploration has continued. The Company’s primary focus is the identification, acquisition and development of new mineral projects, a process from which the Tuligtic project itself was found by the Company and acquired by staking. The Company has pioneered mineral exploration in Eastern Mexico, has extensive proprietary knowledge in this terrain and continues to utlilize this knowledge to identify mineral projects.

J.D. Poliquin, Chairman of Almaden commented, “Our work in 2012 was mainly on the Ixtaca Zone and we are excited to be working towards our maiden resource estimate. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling is on-going to continue to expand the resource beyond the boundaries set for the maiden resource. Apart from our efforts at Tuligtic the Company continues to advance its property portfolio and generate new projects. We are looking forward to a very exciting 2013, a year in which we will quantify our work at Ixtaca.”

Tuligtic Project and Ixtaca Zone, Mexico
In 2012 the Company drilled 52,695.00 meters of core in 152 holes on the Ixtaca Zone. In November 2012 resource estimation work was initiated on the 225 holes (for 81,971.03 meters) completed at that time (see Almaden news release of November 19th, 2012). Subsequent to this the Company announced that the on-going drill program had encountered significant gold-silver intersections outside the resource shell including 134.20 meters of 4.1 g/t AuEq (3.76 g/t Au and 18.1 g/t Ag (see Almaden news release of November 26th, 2012). In 2012 preliminary metallurgical studies were also initiated and are currently underway.

Also in 2012 the Company started the process of drilling other targets on the Tuligtic property with 5 drill holes on the Tano Zone, located about 2.4 kilometres to the southwest of the Ixtaca Zone. One hole in this first pass Tano zone drilling intersected 7 meters of 0.7 g/t gold. The area in-between the Tano and Ixtaca Zones is covered with barren alteration or volcanic ash deposits. This is typical of the Tuligtic project area in general, which is partially covered by these post mineral volcanic ash deposits interpreted to mask underlying potential vein zones and associated soil responses. In areas devoid of covering ash, soil sampling has defined several areas of elevated gold and silver values. Almaden will continue drilling these gold and silver in soil anomalies on the Tuligtic project in 2013 including following up at the Tano Zone. Other target areas include the Casa Azul and Sol Zones. The Casa Azul Zone is located 2.3 kilometres north of the Ixtaca zone. Of the 171 soil samples defining the Casa Azul anomaly, gold values ranged from below detection to 620 ppb Au and 30.6 g/t silver. A single grab of quartz-carbonate vein float found in the Casa Azul zone returned 2 g/t gold and 37.8 g/t silver. The Sol Zone is located 2.5 kilometres northeast of the Ixtaca zone. Of the 36 soils defining the Sol soil anomaly, gold values ranged from below detection to 130 ppb gold and 4.5 g/t silver.

El Cobre Project, Mexico
Prior to the end of 2012, the Company mobilised a drill to the 100% owned El Cobre copper-gold porphyry project, Mexico and drilling commenced to test Titan 24 high chargeability anomalies that resulted from a survey conducted by Almaden in late 2011/early 2012. Drilling will recommence when crews return in late January. Past drilling at El Cobre is interpreted to have only tested shallow and largely peripheral portions of the high chargeability zones resulting from the Titan 24 survey. The drill program has been designed to test these anomalies and areas of alteration and mineralisation throughout the property.

Regional Exploration and Project Work
The Company continued its regional exploration programs in 2012, particularly in Eastern Mexico. Currently the Company is acquiring claims in areas where mineralisation has been identified as part of this on-going program.

Also in 2012 the Company completed exploration surface mapping, sampling and geophysical work programs on the Yago, San Pedro, Mezquites and El Chato projects in Mexico. Results are being compiled from these programs and will be reported shortly.

Technical Details
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s El Cobre and Ixtaca programs and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. Soil samples are analysed for gold, silver and 50 other trace elements using aqua regia and Inductively Coupled Plasma – mass spectrometry (ICP-MS). For rock and drill core, gold is first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Tuligtic and El Cobre projects, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.